UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YogaWorks, Inc.

(Name of Issuer)

Common Stock; $0.001 par value

(Title of Class of Securities)

986005106

(CUSIP Number)

Great Hill Partners, L.P.

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 986005106		13 D

1	Name of Reporting Person. Great Hill Investors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 38,699

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 38,699

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,699

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person. Great Hill Equity Partners V, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,589,865

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,589,865

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,589,865

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 71.5%

14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Person. Great Hill Partners GP V, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,589,865

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,589,865

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,589,865

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 71.5%

14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Person. GHP V, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,589,865

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,589,865

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,589,865

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 71.5%

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person. Christopher S. Gaffney

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,628,564

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,628,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,628,564

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 71.7%

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Person. John G. Hayes

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,628,564

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,628,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,628,564

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 71.7%

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Person. Michael A. Kumin

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,628,564

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,628,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,628,564

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 71.7%

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Person. Mark D. Taber

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,628,564

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,628,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,628,564

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 71.7%

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Person. Matthew D. Vettel

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,628,564

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,628,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,628,564

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 71.7%

14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of Common Stock (“Shares”) of YogaWorks, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 5780 Uplander Way, Culver City, California 90320.

Item 2. Identity and Background

This statement is being filed on behalf of: (i) Great Hill Investors, LLC, a Massachusetts limited liability company (“GHI”); (ii) Great Hill Equity Partners V, L.P., a Delaware limited partnership (“GHEP V, LP” and together with “GHI”, the “Funds”); (iii) Great Hill Partners GP V, L.P., a Delaware limited partnership (“GHP V GP”); (iv) GHP V, LLC, a Delaware limited liability company (“GHP V LLC” and together with GHP V GP and the Funds, the “Great Hill Entities”); (v) Christopher S. Gaffney (“Gaffney”);  (vi) John G. Hayes (“Hayes”); (vii) Michael A. Kumin (“Kumin”); (viii) Mark D. Taber (“Taber”) and (ix) Matthew T. Vettel (“Vettel” and together with Gaffney, Hayes, Kumin and Taber, the “Controlling Persons” and together with the Great Hill Entities, the “Reporting Persons”).  Each Controlling Person is a citizen of the United States.

Each Fund is an investment fund, principally engaged in the business of making private equity and other investments. GHP V GP is the general partner of GHEP V, LP. GHP V LLC is the managing member of GHP V GP. The Controlling Persons are the managers of GHI and GHP V LLC and the principal occupation of each Controlling Person is to act as the manager of GHP V LLC and GHI. The principal business office of the Reporting Persons is c/o Great Hill Partners, L.P., One Liberty Square, Boston, Massachusetts 02109.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), GHI acquired 29,623 Shares and GHEP V, LP acquired 8,871,669 Shares.  Additionally, as part of the IPO at $5.50 per share, GHI purchased 9,076 Shares for an aggregate purchase price of $49,918 and GHEP V, LP purchased 2,718,196 Shares for an aggregate purchase price of $14,950,078 pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the IPO.  The funds for the acquisition of the foregoing securities were obtained from the general working capital of the Great Hill Entities.

Item 4. Purpose of Transaction

Lock-Up Agreements

The Funds each entered into a letter agreement with the representatives of the several underwriters for the IPO, on July 10, 2017 (collectively, the “Lock-Up Agreements”). Pursuant to such agreements, the Funds agreed, without the prior written consent of Cowen and Company, LLC, Stephens Inc. and Guggenheim Securities, LLC, and subject to limited exceptions, not to, directly or indirectly, for a period of 180 days after August 10, 2017: (i) offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of, or announce the intention to otherwise dispose of, any Shares (including, without limitation, Shares which may be deemed to be beneficially owned by the Funds in accordance with the rules and regulations promulgated under the Securities Act of 1933, as the same may be amended or supplemented from time to time (such shares, the “Beneficially Owned Shares”)) or securities convertible into or exercisable or exchangeable for Shares, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for Shares, whether now owned or hereafter acquired by the Funds or with respect to which the Funds has or hereafter acquires the power of disposition, or (iii) engage in any short selling of the Shares or securities convertible into or exercisable or exchangeable for Shares.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) — (b)

The following sets forth the aggregate number and percentage of shares of Shares beneficially owned by each of the Reporting Persons, as well as the number of shares of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of August 28, 2017, based on 16,209,081 shares of Common Stock outstanding as of August 11, 2017.

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Great Hill Investors, LLC	38,699	0.2%	0	38,699	0	38,699
Great Hill Equity Partners V, L.P.	11,589,865	71.5%	0	11,589,865	0	11,589,865
Great Hill Partners GP V, L.P.	11,589,865	71.5%	0	11,589,865	0	11,589,865
GHP V, LLC	11,589,865	71.5%	0	11,589,865	0	11,589,865
Christopher S. Gaffney	11,628,564	71.7%	0	11,628,564	0	11,628,564
John G. Hayes	11,628,564	71.7%	0	11,628,564	0	11,628,564
Michael A. Kumin	11,628,564	71.7%	0	11,628,564	0	11,628,564
Mark D. Taber	11,628,564	71.7%	0	11,628,564	0	11,628,564
Matthew D. Vettel	11,628,564	71.7%	0	11,628,564	0	11,628,564

GHI is the record holder 38,699 Shares. GHEP V, LP is the record holder of 11,589,865 Shares.  The Controlling Persons are the managers of GHI and GHP V LLC.  GHP V LLC is the managing member of GHP V GP, which is the general partner of GHEP V, LP. As such, each of the Controlling Persons, GHP V LLC, GHP V GP may be deemed to beneficially own the Shares held of record by GHEP V, LP, and the Controlling Persons may be deemed to beneficially own the Shares held of record by GHI.  Each of the Controlling Persons, GHP V LLC and GHP V GP disclaims beneficial ownership of such shares, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of such Shares for purposes of Section 13(d) or Section 13(g) of the Act or for any other purposes.

(c)                                  Except for the information set forth herein or incorporated by reference herein or in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Shares during the past 60 days.

(d)                                 None.

(e)                                  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Lock-Up Agreement and is incorporated herein by reference. A copy of the Lock-Up Agreement is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement Among the Reporting Persons

2	Form of Lock-Up Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2017

GREAT HILL INVESTORS, LLC

By:	/s/ Laurie T. Gerber
Title: Attorney-in-fact

GREAT HILL EQUITY PARTNERS V, L.P.
By: GREAT HILL PARTNERS GP V, L.P., its General Partner
By: GHP V, LLC, its General Partner

By:	/s/ Laurie T. Gerber
Title: Attorney-in-fact

GREAT HILL PARTNERS GP V, L.P.
By: GHP V, LLC, its General Partner

By:	/s/ Laurie T. Gerber
Title: Attorney-in-fact

GHP V, LLC

By:	/s/ Laurie T. Gerber
Title: Attorney-in-fact

/s/ Laurie T. Gerber, as attorney-in-fact for Christopher S. Gaffney
Name: Christopher S. Gaffney

/s/ Laurie T. Gerber, as attorney-in-fact for John G. Hayes
Name: John G. Hayes

/s/ Laurie T. Gerber, as attorney-in-fact for Michael A. Kumin
Name: Michael A. Kumin

/s/ Laurie T. Gerber, as attorney-in-fact for Mark D. Taber
Name: Mark D. Taber

/s/ Laurie T. Gerber, as attorney-in-fact for Matthew T. Vettel
Name: Matthew T. Vettel

EXHIBIT 1

Joint Filing Agreement

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D with respect to the Common Stock of YogaWorks, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 28th day of August, 2017.

GREAT HILL INVESTORS, LLC

By:	/s/ Laurie T. Gerber
Title: Attorney-in-fact

GREAT HILL EQUITY PARTNERS V, L.P.
By: GREAT HILL PARTNERS GP V, L.P., its General Partner
By: GHP V, LLC, its General Partner

By:	/s/ Laurie T. Gerber
Title: Attorney-in-fact

GREAT HILL PARTNERS GP V, L.P.
By: GHP V, LLC, its General Partner

By:	/s/ Laurie T. Gerber
Title: Attorney-in-fact

GHP V, LLC

By:	/s/ Laurie T. Gerber
Title: Attorney-in-fact

/s/ Laurie T. Gerber, as attorney-in-fact for Christopher S. Gaffney
Name: Christopher S. Gaffney

/s/ Laurie T. Gerber, as attorney-in-fact for John G. Hayes
Name: John G. Hayes

/s/ Laurie T. Gerber, as attorney-in-fact for Michael A. Kumin
Name: Michael A. Kumin

/s/ Laurie T. Gerber, as attorney-in-fact for Mark D. Taber
Name: Mark D. Taber

/s/ Laurie T. Gerber, as attorney-in-fact for Matthew T. Vettel
Name: Matthew T. Vettel

EXHIBIT 2

[Form of Lock-Up Agreement]

July 10, 2017

COWEN AND COMPANY, LLC

Stephens Inc.

Guggenheim Securities, LLC

As Representatives of the several Underwriters

c/o Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Re:  YogaWorks, Inc. — Registration Statement on Form S-1 for Shares of Common Stock

Dear Ladies and Gentlemen:

This agreement is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) between YogaWorks, Inc., a Delaware corporation (the “Company”), and Cowen and Company, LLC (“Cowen”), Stephens Inc., and Guggenheim Securities, LLC, as representatives (the “Representatives”) of a group of underwriters (collectively, the “Underwriters”), to be named therein, relating to the proposed public offering (the “Public Offering”) of shares of the common stock, par value $0.001 per share (the “Common Stock”) of the Company.

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, and in light of the benefits that the Public Offering will confer upon the undersigned in its capacity as a securityholder and/or an officer, director or employee of the Company, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, subject to the exceptions set forth in this agreement, during the period beginning on the date hereof through and including the date that is the one-hundred and eightieth (180th) day after the date of the Underwriting Agreement (such period, the “Lock-Up Period”), the undersigned will not, without the prior written consent of the Representatives, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of, or announce the intention to otherwise dispose of, any shares of Common Stock (including, without limitation, Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the

Securities Act of 1933, as the same may be amended or supplemented from time to time (such shares, the “Beneficially Owned Shares”)) or securities convertible into or exercisable or exchangeable for Common Stock, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (iii) engage in any short selling of the Common Stock or securities convertible into or exercisable or exchangeable for Common Stock.

If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed shares of Common Stock the undersigned may purchase in the Public Offering.

If the undersigned is an officer or director of the Company, (i) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, the Representatives will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.  Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business day after the publication date of such press release.  The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

The restrictions set forth in the immediately preceding paragraph shall not apply to:

(1)                                 if the undersigned is a natural person, any transfers made by the undersigned (a) as a bona fide gift to any member of the immediate family (as defined below) of the undersigned or to a trust the beneficiaries of which are exclusively the undersigned or members of the undersigned’s immediate family, (b) by will or intestate succession upon the death of the undersigned or (c) as a bona fide gift to a charity or educational institution;

(2)                                 if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfers to any stockholder, partner or member of, or owner of a similar equity interest in, the undersigned, as the case may be, if, in any such case, such transfer is not for value;

(3)                                 if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfer made by the undersigned (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by this agreement or (b) to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate (as defined below) of the undersigned and such transfer is not for value;

(4)                                 transactions relating to Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock acquired in open market transactions after completion of the Public Offering, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise) during the Lock-Up Period;

(5)                                 the entry or amendment, by the undersigned, at any time on or after the date of the Underwriting Agreement, of any trading plan providing for the sale of Common Stock by the undersigned, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any Common Stock during the Lock-up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

(6)                                 any transfers made by the undersigned to the Company to satisfy tax withholding obligations pursuant to the Company’s equity incentive plans or arrangements disclosed in the Prospectus (as defined in the Underwriting Agreement);

(7)                                 if the undersigned is a trust, any transfers made by the undersigned to a trustor or beneficiary of the trust and such transfer is not for value;

(8)                                 any transfers by operation of law, including pursuant to a domestic order or a negotiated divorce settlement;

(9)                                 any transfers of the Company’s securities to the Company pursuant to agreements under which the Company has the option to repurchase such securities or the Company has a right of first refusal with respect to transfers of such securities; and

(10)                          any transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of Common Stock involving a change of control of the Company;

provided, however, that (a) in the case of any transfer described in clause (1), (2), (3), (7) or (8)  above, it shall be a condition to the transfer that the transferee executes and delivers to Cowen, acting on behalf of the Underwriters, not later than one business day prior to such transfer, a written agreement, in substantially the form of this agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the undersigned and not to the immediate family of the transferee) and otherwise satisfactory in form and substance to the Representatives, (b) in the case of any transfer described in clause (1), (2), (3), (6) or (7) above, if the undersigned is required to file a report under Section 16(a) of the Securities Exchange Act of 1934, as amended, reporting a reduction in beneficial ownership of shares of Common Stock or Beneficially Owned

Shares or any securities convertible into or exercisable or exchangeable for Common Stock or Beneficially Owned Shares during the Lock-Up Period, the undersigned shall include a statement in such report to the effect that, (A) in the case of any transfer pursuant to clause (1) above, such transfer is being made as a gift or by will or intestate succession, (B) in the case of any transfer pursuant to clause (2) above, such transfer is being made to a stockholder, partner or member of, or owner of a similar equity interest in, the undersigned and is not a transfer for value, (C) in the case of any transfer pursuant to clause (3) above, such transfer is being made either (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets or (b) to another corporation, partnership, limited liability company or other business entity that is an affiliate of the undersigned and such transfer is not for value, (D) in the case of any transfer pursuant to clause (6) above, such transfer is being made to satisfy tax withholding obligations, (E) in the case of any transfer pursuant to clause (7) above, such transfer is being made to a trustor or beneficiary of the trust, and (c) in the case of any transfer described in clause (10) above, in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Company’s securities owned by the undersigned shall remain subject to the restrictions contained in this agreement. For purposes of this paragraph, “immediate family” shall mean a spouse, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

For avoidance of doubt, nothing in this agreement prohibits the undersigned from exercising any options or warrants to purchase Common Stock (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis), it being understood that any Common Stock issued upon such exercises will be subject to the restrictions of this agreement.  In addition, the restrictions on transfer and disposition of the securities of the Company during the Lock-Up Period shall not apply to the repurchase of the Company’s securities by the Company in connection with the termination of the undersigned’s employment or other service with the Company.

In order to enable this covenant to be enforced, the undersigned hereby consents to the placing of legends or stop transfer instructions with the Company’s transfer agent with respect to any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock.

The undersigned further agrees that it will not, during the Lock-Up Period, make any demand or request for or exercise any right with respect to the registration under the Securities Act of 1933, as amended, of any shares of Common Stock or other Beneficially Owned Shares or any securities convertible into or exercisable or exchangeable for Common Stock or other Beneficially Owned Shares.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement and that this agreement has been duly authorized (if the undersigned is not a natural person), executed and delivered by the undersigned and is a valid and binding agreement of the undersigned.  This agreement and all authority herein conferred are irrevocable and shall survive the death or incapacity of the undersigned (if a natural person) and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

This agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state.

If (i) prior to the execution of the Underwriting Agreement, either the Representatives notify the Company in writing that they do not intend to proceed with the Public Offering or the Company notifies the Representatives in writing that it does not intend to proceed with the Public Offering, (ii) the Underwriting Agreement is not executed by [ • ], 2017, or (iii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated for any reason prior to payment for and delivery of any Common Stock to be sold thereunder, then this agreement shall immediately be terminated and the undersigned shall automatically be released from all of his, her or its obligations under this agreement.  The undersigned acknowledges and agrees that whether or not the Public Offering actually occurs depends on a number of factors, including market conditions.

Very truly yours,

(Name of Stockholder - Please Print)

(Signature)

(Name of Signatory if Stockholder is an entity - Please Print)

(Title of Signatory if Stockholder is an entity - Please Print)

Address: